UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ARC Group Worldwide, Inc.

(Name of Issuer)

Common Stock, $0.0005 Par Value

(Title of Class of Securities)

00213H 105

(CUSIP Number)

Arlan Clayton

c/o ARC Group Worldwide, Inc.

810 Flightline Blvd.

Deland, FL 32724

(386) 736-4890

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00213H 105

1	Name of Reporting Person Arlan Clayton

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,458,838

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,458,838

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,458,838

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.7%

14	Type of Reporting Person* IN

Item 1.                                Security and Issuer.

This Amendment No. 3 (this “Amendment”) relates to the common stock, $0.0005 par value per share (the “Common Stock”), of ARC Group Worldwide, Inc., a Utah corporation (the “Issuer”), whose principal executive offices are located at 810 Flightline Blvd., Deland, FL 32724.

Item 2.                                Identity and Background.

This Amendment is being filed by Arlan Clayton (the “Reporting Person”) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, to report the following transactions by the Reporting Person: (i) on August 12, 2014, the Reporting Person sold a total of 124,275 shares of the Common Stock of the Issuer; and (ii) on December 29, 2014, the Reporting Person donated 92,000 shares of the Common Stock of the Issuer to a charitable foundation.

The principal business address and principal business or occupation of the Reporting Person is as follows:

Name and Business Address	Principal Business or Occupation

Arlan Clayton c/o ARC Group Worldwide, Inc. 810 Flightline Blvd. Deland, FL 32724

Arlan Clayton is a shareholder of ARC Group Worldwide, Inc. Mr. Clayton does not serve as a director or officer of the Issuer or any of its subsidiaries and does not have any operational roles with respect to the Issuer. Mr. Clayton serves as an advisor to certain of the Issuer’s subsidiaries.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3.                                Source and Amount of Funds or Other Consideration.

The shares of the Issuer’s Common Stock held by the Reporting Person were received as part of the consideration for the Issuer’s acquisition of Quadrant Metals Technologies LLC (“QMT”) by issuance of the Issuer’s Common Stock in exchange for all of the membership interests of QMT; and (ii) as a result of the Issuer’s payment of a 1.5 for 1 stock dividend on May 1, 2014.

Item 4.                                Purpose of Transaction.

The shares of the Issuer’s Common Stock held by the Reporting Person were received (i) as part of the consideration for the Issuer’s acquisition of QMT by issuance of the Issuer’s Common Stock in exchange for all of the membership interests of QMT; and (ii) as a result of the Issuer’s payment of a 1.5 for 1 stock dividend on May 1, 2014.

On December 29, 2014, the Reporting Person donated 92,000 shares of the Common Stock of the Issuer to a charitable foundation for estate planning purposes.

The Reporting Person will continuously evaluate his ownership of Common Stock and the Issuer’s business and industry. Depending on market conditions and other factors that the Reporting Person may deem material to his investment decision, including the availability of other investment opportunities, the Reporting Person may from time to time sell additional shares of the Issuer’s Common Stock.

Without limitation of the foregoing (and consistent with his investment purpose), the Reporting Person will continue to consider alternative courses of action and will in the future take such actions with respect to his investment in the Issuer as he may deem appropriate in light of the circumstances existing from time to time.

Other than as described herein, the Reporting Person has no plans or proposals which would relate to or result in:

(a)                                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure;

(g)                                  Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)                                    Any action similar to any of those enumerated above.

Item 5.                                Interest in Securities of the Issuer.

(a) As of December 29, 2014, the Reporting Person owns an aggregate of 1,458,838 shares of Common Stock, representing approximately 9.7% of the outstanding Common Stock on such date (all computations of the percentage of Common Stock set forth herein are based on a total of 15,080,121 shares of Common Stock outstanding as of November 5, 2014, as reported by the Issuer in the Issuer’s Form 10-Q, as filed with the SEC on November 12, 2014). As of December 29, 2014, the Reporting Person beneficially owns the following number of shares of Common Stock:

Name of Filing Person	Shares Beneficially Owned	Percent of Outstanding

Arlan Clayton	1,458,838	9.7%

(b) The Reporting Person is deemed to have the sole power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Stock described above.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.                                Material to be Filed as Exhibits.

Exhibit 99.1

Membership Interest Purchase Agreement by and among ARC Wireless Solutions, Inc., Quadrant Management, Inc., QMP Holding Corp., QTS Holding Corporation, John Schoemer, Arlan Clayton, Robert Marten, Quadrant Metals Technologies LLC, and Carret P.T., LP dated April 6, 2012, incorporated by reference from the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on April 12, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 6, 2015

/s/ Arlan Clayton
Arlan Clayton